Exhibit 21.1

ECMOHO Limited

List of Significant Subsidiaries

1.	ECMOHO (Hong Kong) Health Technology Limited	Hong Kong
2.	ECMOHO (Hong Kong) Limited	Hong Kong
3.	ECMOHO Co., Ltd.	Korea
4.	Shanghai Ecmoho Health Biotechnology Co, Ltd.	PRC
5.	Import-It Corp.	BVI
6.	Shanghai Tonggou Information Technology Co., Limited.	PRC
7.	Jianyikang Health Technology (Shanghai) Co., Ltd.	PRC
8.	Yijiasancan (Shanghai) E-commerce Co., Ltd.	PRC
9.	Hangzhou Duoduo Supply Chain Management Co., Ltd.	PRC
10.	Shanghai Yibo Medical Equipment Co., Ltd.	PRC
11.	Shanghai Hengshoutang Health Technology Co., Ltd.	PRC
12.	Shanghai Yujun Information Technology Co., Ltd.	PRC